UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

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Commission File Number: 001-39703

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Yatsen Holding Limited

Building 35, No. 2519 East Xingang Road

Haizhu District, Guangzhou 510330

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Yatsen Holding Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

In May 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 22, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in a foreign jurisdiction.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s best knowledge, no shareholder other than Entities Affiliated with Jinfeng Huang (as defined below), Hillhouse Entities (as defined below), ZhenFund Entities (as defined below) and Banyan Partners Entities (as defined below) owned more than 5% of the Company’s total outstanding ordinary shares as of February 28, 2023. The aggregate voting power of the aforementioned shareholders was 91.4% as of February 28, 2023. Please refer to “Item 6. E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 26, 2023 for more details.

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Each of Slumdunk Holding Limited and Yellow Bee Limited is a private company incorporated in British Virgin Islands (collectively, the “Entities Affiliated with Jinfeng Huang”). Slumdunk Holding Limited owns the entire voting shares of Yellow Bee Limited and Mr. Jinfeng Huang is the sole director of Yellow Bee Limited. As of February 28, 2023, Entities affiliated with Jinfeng Huang beneficially owned 5,736,314 Class A ordinary shares and 666,572,880 Class B ordinary shares of the Company, representing 24.9% of the Company’s total outstanding ordinary shares and 86.8% of the Company’s aggregate voting power.

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Each of HHLR Advisors, Ltd. and Hillhouse Investment Management, Ltd. is a private company incorporated in Cayman Islands (collectively, the “Hillhouse Entities”). The Hillhouse Entities are under common control and share certain policies, personnel and resources. Through the funds they managed, as of February 28, 2023, the Hillhouse Entities beneficially owned 300,560,602 Class A ordinary shares of the Company, representing 11.1% of the Company’s total outstanding ordinary shares and 2.0% of the Company’s aggregate voting power, assuming the Hillhouse Entities’ shareholding does not change since February 14, 2023.

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Each of Zhen Partners Fund IV, L.P. and Zhen Advisors Ltd. is a private company incorporated in Cayman Islands. Success Origin Limited is a private company incorporated in British Virgin Islands. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Each of Zhen Partners Fund IV, L.P. and Zhen Partners Management (MTGP) IV, L.P. is a private company incorporated in Cayman Islands. Zhen Advisors Ltd. is wholly owned by Zhen International Ltd., a private company incorporated in British Virgin Islands. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. and Success Origin Limited are wholly owned by Rosy Glow Holdings Limited, a private company incorporated in Seychelles. Best Belief PTC Limited, a private company incorporated in British Virgin Islands and trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over the Class A ordinary shares held by Zhen Partners Fund IV, L.P., Zhen Advisors Ltd. and Success Origin Limited. Mr. Xu Xiaoping and the aforementioned entities are collectively referred to as the “ZhenFund Entities.” As of February 28, 2023, ZhenFund Entities beneficially owned 224,286,241 Class A ordinary shares of the Company, representing 8.3% of the Company’s total outstanding ordinary shares and 1.5% of the Company’s aggregate voting power, assuming the ZhenFund Entities’ shareholding does not change since February 14, 2023.

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Each of Banyan Partners III Ltd., Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is a private company incorporated in the Cayman Islands (collectively, the “Banyan Partners Entities”). Banyan Partners III Ltd. is the general partner of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P.. As of February 28, 2023, the Banyan Partners Entities beneficially owned 185,495,825 Class A ordinary shares of the Company, representing 6.9% of the Company’s total outstanding ordinary shares and 1.2% of the Company’s aggregate voting power, assuming the Banyan Partners Entities’ shareholding does not change since February 13, 2023.

To the Company’s best knowledge, none of Mr. Jinfeng Huang or Entities Affiliated with Jinfeng Huang, Hillhouse Entities, ZhenFund Entities or Banyan Partners Entities is owned or controlled by a governmental entity of China.

In addition, the Company is not aware of any governmental entity of China that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yatsen Holding Limited

By	:	/s/ Donghao Yang
Name	:	Donghao Yang
Title	:	Chief Financial Officer

Date: April 26, 2023